UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            HYTEK MICROSYSTEMS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    449180108
                                 (CUSIP Number)

                                   John Lowrey
                             Chief Financial Officer
                         Natel Engineering Company, Inc.
                              9340 Owensmouth Ave.
                              Chatsworth, CA 91311

                                 With a copy to:

                             Linda Michaelson, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                      1901 Avenue of the Stars, Suite 1600
                              Los Angeles, CA 90067
                                 (310) 228-3700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Natel Engineering Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable. See Item 3.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        183,208
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,208
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission.

                                  SCHEDULE 13D

Item 1. Security and Issuer.

      (a) The name of the issuer is Hytek Microsystems, Inc., a California corporation (the "Company").

      (b) The address of the Company's principal executive office is 400 Hot Springs Rd., Carson City, NV 89706.

      (c) The title of the class of securities to which this statement relates is the common stock, without par value, of the issuer (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is filed by Natel Engineering Company, Inc., a California corporation ("Parent"). Parent is a microelectronics manufacturer that manufactures Modules, Hybrids and MCM for Defense, Aerospace, Fiber Optics/Optoelectronics, Medical, Space, RF/Microwave, ATE/Computer and Telecommunications industries.

      (b) Parent has its principal executive offices at 9340 Owensmouth Ave., Chatsworth, CA 91311.

      (c) The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of Parent are set forth in Schedule I hereto.

      During the last five years, neither Parent nor, to the best knowledge of Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      On February 11, 2005, Parent, Natel Merger Sub, a California corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (but subject to its conditions) Merger Sub will merge with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and will be a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference.

      Beneficial ownership of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired by Parent through the execution of voting

                                  SCHEDULE 13D

agreements, each dated as of February 11, 2005 (collectively, the "Voting Agreements", and each a "Voting Agreement"), by and between Parent and the directors and executive officers of the Company named therein and under Item 4 herein (collectively, the "Shareholders", and individually, a "Shareholder"). A form of the Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by this reference.

      Parent has not paid to the Shareholders any funds in connection with the execution of the Voting Agreements. The Voting Agreements were entered into to induce Parent and Merger Sub to enter into, and in consideration for their entering into, the Merger Agreement.

      The description of the Merger, the Merger Agreement and the Voting Agreements in this Schedule 13D is a summary. It does not purport to be a complete statement of the terms of the Merger, the Merger Agreement and the Voting Agreements, and is qualified in its entirety by reference to the complete text of the Merger Agreement and the form of Voting Agreement found in the Exhibits.

Item 4. Purpose of Transaction.

      The Voting Agreements were entered into simultaneously with, and as a condition to the willingness of Parent and Merger Sub to enter into, the Merger Agreement. As described in Item 3 above, which description is incorporated herein by reference in response to this Item 4, the purpose of entering into the Voting Agreements and the Merger Agreement is to enable Parent to acquire the Company.

      Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent.

      Upon consummation of the Merger, the outstanding stock of the Company will be cancelled and automatically converted into the right to receive the consideration stated in the Merger Agreement.

      Upon consummation of the Merger, the outstanding stock of the Company will cease to be quoted on any quotation system or exchange.

      After the closing of the Merger, Parent intends to terminate the Company's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Description of the Voting Agreements:

      All capitalized terms referenced in this Item 4 that are not defined in this Schedule 13D shall have the meanings ascribed to them in the Voting Agreements.

      Pursuant to the terms of the Voting Agreements, each Shareholder has agreed (i) at any meeting of shareholders of the Company, however called, and at every adjournment or postponement thereof, that Shareholder shall (a) appear at the meeting, or otherwise cause all Voting Shares Owned by Shareholder, to be counted as present thereat for purposes of establishing a quorum, (b) vote or cause all Voting Shares Owned by Shareholder to be voted in

                                  SCHEDULE 13D

favor of the adoption of the Merger Agreement and (c) vote or cause all Voting Shares Owned by Shareholder to be voted, against (1) any Acquisition Proposal,
(2) any amendment of the Company's Articles of Incorporation or Bylaws or other proposal, action or transaction involving the Company or any of its shareholders, which amendment or other proposal, action or transaction would reasonably be expected to preclude fulfillment of a condition precedent under the Merger Agreement to the Company's or Parent's obligation to consummate the Merger and (3) any dissolution, liquidation or winding up of the Company; and
(ii) in the event written consents are solicited or otherwise sought from shareholders of the Company with respect to the approval or adoption of the Merger Agreement or with respect to the approval of the Merger, Shareholder shall cause to be validly executed, with respect to all Voting Shares Owned by Shareholder as of the record date fixed for the consent to the proposed action, a written consent or written consents to such proposed action.

      In addition, each Shareholder agreed that, during the term of the Voting Agreements, he will not cause or permit any Transfer of any of the Subject Securities to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be Transferred shall have: (i) executed a counterpart of the Voting Agreement; and
(ii) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of the Voting Agreement (except (a) as may be specifically required by court order or by operation of law or (b) the Transfer, and all reasonably necessary action with respect to the Transfer, of any of the Subject Securities in connection with the exercise (cashless or otherwise) of options in an amount that is sufficient to satisfy the payment of any transaction costs and any tax liability incurred by Shareholder in connection with that exercise).

      Each Shareholder further agreed not to (i) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Voting Shares or any interest therein; (ii) deposit any of the voting shares or any interest therein into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Voting Shares or any interest therein; or
(iii) take any other action that would in any way restrict, limit or interfere with the performance of Shareholder's obligations under the Voting Agreement or the transactions contemplated thereby, in each case, to the extent inconsistent with Shareholder's obligations under this Agreement.

      Each Shareholder further agreed that such Shareholder will not exercise any rights to dissent from the Merger or demand payment of Shareholder's subject securities pursuant to Chapter 13 of the California General Corporation Law or any other similar provisions of law in connection with the Merger.

      Each Shareholder also authorized Parent and the Company to publish and disclose in a proxy statement (and all other documents and schedules filed with the SEC in connection with the Merger) the nature of Shareholder's commitments, arrangements and understandings under this Agreement. Each Shareholder agreed that any unexpired and unexercised options under the Company's 1991 Directors' Stock Option Plan which he holds immediately prior to the Merger would be cancelled, and consideration would be paid therefor, on the terms and subject to the conditions provided in Section 2.4 of the Merger Agreement.

      The Shareholders are Robert J. Boschert, whose address is 16310 Shannon Road, Los Gatos, CA 95032; Raymond J. Case, whose address is PO Box 1869, NV 89448, John Cole,

                                  SCHEDULE 13D

whose address is 1050 Country Lane, Gardnerville, NV 89460; Philip Bushnell, whose address is 281 Sierra Country Circle, Gardnerville, NV 89460; Allen Gates, whose address is 500 Hwy 88, Gardnerville, NV 89460; Payne Bair, whose address is 2607 Chaucer Street, Sparks, NV, 89436; Edward Tang, whose address is 1628 Belvoir Drive, Los Altos, CA 94024; and Theodore Batchman, whose address is 12500 Fieldcreek Lane, Reno, NV 89511.

      Except as described above, Parent does not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

      (a) To the best knowledge of Parent, as of February 11, 2005, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of the provisions set forth in the Voting Agreements, Parent may be deemed to have acquired beneficial ownership of 183,208 shares of Common Stock (the "Shares"), constituting approximately 5.6% of the outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in
Item 2 above or Schedule I hereto is the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      (b) Parent does not have the sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any Shares. Parent has shared power to vote and to direct the vote, and has or may be deemed to have shared power to dispose of or direct the disposition of, the Shares as a result of the arrangements set forth in the Voting Agreements.

      (c) Except as set forth in this Item 5, to the best knowledge of Parent, none of the persons named in Item 2 hereof or Schedule I hereto has effected any transaction during the past 60 days in any shares of the Company's Common Stock.

      (d) Parent does not know of any other person (except the Shareholders) who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Parent.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      To the best knowledge of Parent, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Company.

                                  SCHEDULE 13D

Item 7. Material to be filed as Exhibits.

   Exhibit
    Number                           Description of Exhibit
   -------                           ----------------------

      1 Agreement and Plan of Merger, dated as of February 11, 2005, by and among Parent, Merger Sub and the Company.

      2           Form of Voting Agreement.

                                  SCHEDULE 13D

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        NATEL ENGINEERING COMPANY, INC.

                                        By:   /s/ Sudesh K. Arora
                                        Name: Sudesh K. Arora
                                        Its:  President


                                        NATEL MERGER SUB

                                        By:   /s/ Sudesh K. Arora
                                        Name: Sudesh K. Arora
                                        Its:  President

                                  SCHEDULE 13D

                                   SCHEDULE I
          DIRECTORS AND EXECUTIVE OFFICERS OF HYTEK MICROSYSTEMS, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Natel Engineering Company, Inc. Each person listed except Mr. Dhingra and Mr. Bhartia is a United States citizen. Mr. Dhingra is a citizen of India and Mr. Bhartia is a citizen of Canada.

                                     Present principal occupation or
      Name and Title                            employment                            Business Address
                                                ----------                            ----------------
Sudesh K. Arora                   Mr. Arora is the President of Parent.      9340 Owensmouth Ave., Chatsworth,
Director and President                                                       CA 91311

John W. Lowrey                    Mr. Lowrey is the Chief Financial          9340 Owensmouth Ave., Chatsworth,
Director and CFO                  Officer of Parent                          CA 91311

James A. Angeloni                 Mr. Angeloni is the Vice President of      9340 Owensmouth Ave., Chatsworth,
Director and V. P.                Manufacturing Services of Parent           CA 91311

Jay W. Klug                       Mr. Klug is the Secretary and Vice         9340 Owensmouth Ave., Chatsworth,
Secretary and V.P. of Quality     President of Quality of the Parent         CA 91311

Douglas A. Russell                Mr. Russell is the Chief Operating         9340 Owensmouth Ave., Chatsworth,
Chief Operating Officer           Officer of the Parent                      CA 91311

Varun Dhingra                     Mr. Dhingra is the Vice President and      9340 Owensmouth Ave., Chatsworth,
V. P. and General Manager         General Manager of the Parent              CA 91311

Prakash Bhartia                   Mr. Bhartia is the Executive Vice          9340 Owensmouth Ave., Chatsworth,
Executive Vice President          President of the Parent.                   CA 91311

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

Exhibit 1     Merger Agreement

Exhibit 2     Voting Agreement